Exhibit 28(a)(4) - Articles of Amendment

ARTICLES OF AMENDMENT

(1)

(2)	Midas Special Fund, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3)   The charter of the corporation is hereby amended as follows:

The name of the corporation is Midas Magic, Inc.

This amendment shall be effective April 29, 2011.

     This amendment of the charter of the corporation has been approved by
(4) a majority of the entire board of directors.

     We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /s/ John F. Ramirez	(5) /s/ Thomas B. Winmill
Secretary	President

(6) Return address of filing party:

11 Hanover Square
New York, NY 10005